

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Colin Marshall
President and CEO
Cloud Peak Energy Inc.
505 S. Gillette Avenue
Gillette, Wyoming 82716

> **Re:** **Cloud Peak Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 17, 2010**
> **File No. 001-34547**
> **Schedule 14A Definitive Proxy Statement**
> **Filed April 29, 2010**
> **File No. 001-34547**

Dear Mr. Marshall:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief